SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

(Commission File No. 333-128660)

Tevecap S.A.

(Exact name of Registrant as specified in its Charter)

Av. das Nações Unidas, 7221 – 7(0) andar

São Paulo, SP Brazil, 05425-902

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes                     No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes                     No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TEVECAP S.A.
(Registrant)

By:	/s/ Manoel Bizarria Guilherme Neto
Name:	Manoel Bizarria Guilherme Neto
Title:	Attorney-in-Fact

By:	/s/ Marcelo Vaz Bonini
Name:	Marcelo Vaz Bonini
Title:	Chief Financial Officer

Date: November 14, 2007

Attachment

1.	Press release issued by Abril Investments Corp and Tevecap S.A., dated November 14, 2007.